FILED BY BLACKROCK, INC.
                           PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
                                        AND DEEMED FILED PURSUANT TO RULE 14a-12
                                       UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                            SUBJECT COMPANY: NEW BLACKROCK, INC.
                                                  COMMISSION FILE NO. 333-134916

                                    BLACKROCK

            2nd Quarter 2006 Earnings Teleconference Call Transcript

                                  July 18, 2006

Before listening to the replay of the BlackRock Incorporated Second Quarter 2006 Earnings teleconference call, please listen to the following brief remarks relating to BlackRock's proposed merger with Merrill Lynch Investment Managers.

BlackRock has filed with the Securities & Exchange Commission, a registration statement on Form S4 which contains a proxy statement prospectus in connection with a proposed transaction.

The proxy statement prospectus will be mailed to the stockholders of BlackRock. Stockholders of BlackRock are advised to read the proxy statement prospectus when it becomes available because it will contain important information.

Such proxy statement prospectus when available and other relevant documents may also be obtained free of charge on the Securities & Exchange Commission's Web site, http://www.sec.gov or by contacting our secretary, BlackRock Incorporated, 40 E 52nd Street, New York, New York 10022.

BlackRock and certain persons may be deemed to be participants in the solicitation of proxies relating to the proposed transactions. The participants in such solicitation may include BlackRock's executive officers and directors. Further information regarding persons who may be deemed participants is available in the proxy statement/prospectus filed with the Securities and Exchange Commission in connection with the transactions.

Operator:             Good morning. My name is (Judy) and I will be your
                      conference facilitator today. At this time I would like to welcome everyone to the BlackRock, Incorporated Second
                      Quarter 2006 Earnings teleconference.

                      Our host for today's call will be Chairman and Chief Executive Officer Laurence D. Fink, Chief Financial Officer Steven E. Buller and General Counsel Robert P. Connelly.

                      All lines have been placed on mute to prevent any background noise.

                      After the speaker's remarks, there will be a question and answer period. If you would like to ask a question during this time simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question press star then the number 2 on your telephone keypad. Thank you.

                      Mr. Connelly, you may begin your conference.

Woman:                In a few moments, don't say anything.

Robert P. Connelly:   Good morning. This is (Bob) Connelly. I'm General Counsel
                      of BlackRock. In addition to (Larry) and Steve this morning we're joined by Ralph Schlosstein, our President,
                      (Sue) Wagner, our Chief Operating Officer and Paul Audet the head of our liquidity business.

                      Before (Larry) and Steve make their remarks I want to point out that during the course of this conference call we may make a number of forward-looking statements. We call to your attention the fact that BlackRock's actual results may differ from these statements.

                      As you know, BlackRock has filed with the SEC reports which list some of the factors which may cause our results to differ materially from any of these statements.

                      Finally BlackRock assumes no duty to and does not undertake to update any of these forward-looking statements.

                      And with that I'll turn it over to Steve Buller.

Steven Buller:        Good morning. Thank you, (Bob). Well we had another
                      quarter of strong performers, notwithstanding some very challenging market conditions, and (Larry) will provide some perspective on that in a little bit.

                      We know some analysts like to follow our core-adjusted earnings. We had 12 cents per share of second quarter integration expense which when added to our long-term incentive plan expenses funded by PNC at about 12 cents a share resulted in an adjusted EPS of $1.19, compared to 91 cents for the prior year.

                      The organic growth was hampered by a few large fixed income outflows, but these assets were largely replaced by better quality assets with higher face point rates which yielded a net increase in separate account base fees.

                      This is the third consecutive quarter of strong performers' fees. Certainly the prior two have set high bars. As you may recall we had $87 million in performers' fees in the fourth quarter of 2005, $113 million rather in first quarter of 2006 and then $67 million in the second quarter of 2006.

                      So the first quarter performers' included a fee earned over multiple years, against which we made a $34 million acquisition-related payment for (State Street Research). When this payment is considered it results in a more - pretty consistent contribution by the performers' fees over the last three quarters.

                      Margins have remained relatively consistent when adjusted for that performers' fee. If all of the first quarter multiyear performers' fees and the related expenses are removed our operating margin was 36.6% in the first quarter compared to 36.1% in the second quarter on an adjusted basis. So our operating margins or adjusted margins generally fluctuate between 35% and 38%, depending upon performers' fees and market conditions.

                      Given the magnitude of the Merrill Lynch investment management transaction, we have elected to present some broad guidance for 2007 which really reflects our very positive outlook. We forecast diluted earnings per share of $6.45 to $7.05 which does include a number of estimates, including about $110 million amortization for intangible assets, a new long-term incentive plan program, performers' fees and taxes and all of these of course are subject to some adjustment.

                      Our guidance also reflects $70 million in midpoint synergies that we referred to in our February investor presentation that we do expect to achieve throughout 2007.

                      We intend to roll out a new (Ltek) program with the awards in the fall of 2006 and early 2007. As you may recall PNC is funding a portion of the program with shares that are left over from the prior (Ltek) program. The excess will be available to fund the (Ltek 2) which is expected right now to cover a five-year period. So taken together with the cost-sharing arrangement with Merrill Lynch it should substantially reduce the cost of the retention programs we're putting in place.

                      We provided a range of performers' fees for you in the guidance. BlackRock and MLIM both sponsor alternative products so with their addition our product line should continue to broaden significantly.

                      However given the asset based business of MLIM we expect that performers' fees will decline as a percent of total pro forma combined revenues in 2007 but still be a very strong contributor.

                      As the ratio of performers' fees to total revenue declines post-October 1, our compensation to revenue ratio including the new (Ltek) program also should decline. In the third quarter we will be staffing up for the combination and making additional expenditures to put everybody on a common global platform. So you can certainly expect the Q3 MLIM integration costs will be more than the Q2 obviously.

                      We will continue to invest in technology and infrastructure and brand throughout the fourth quarter and throughout 2007 to support our global business which is reflected in the estimates you saw in the release.

                      Some of these items will be expensed and some capitalized and amortized over future periods, so we will disclose the amounts incurred each period but want to make the requisite investment up front to build the infrastructure that we need to accommodate our international growth. So (Larry) will provide some additional comments on our integration efforts. But, you know, in summary, a very solid quarter while laying the foundation for our new BlackRock.

                      So, (Larry).

Laurence Fink:        Thanks, Steve. Let me just start off and I would like to
                      thank all of the employees at BlackRock and MLIM in terms of working very well together in terms of our integration and I'll get into that in a lot more detail. But let me start off and say I would qualify the second quarter as business as usual for our existing clients. Now that's an important statement.

                      As we work towards our integration which has taken an enormous amount of time, a lot of effort, we experienced in the first six months great fixed income performance for our clients, very good equity performance, and with that we're beginning in a very strong manner to change some skepticism of the merger because I've historically said mergers don't work and we had to describe why this one will work, to change skepticism and uncertainty into a point that our clients are now starting to realize the merits of the transaction and importantly are very aware that we're keeping our eyes on the ball, we're protecting our clients. We're building greater client relationships. And over the course of the latter part of the second quarter we began seeing a very increased and robust pipeline of new RFPs. So at the beginning and we did budget a lot of this that we thought, you know, we were going to see some pause with many clients and consultants.

                      We had numerous meetings which we still do today -- I don't want to say these meetings don't exist anymore - with our clients and discussing the merits of this transaction and why this transaction is good for them. They understood why it may be good for our shareholders or it may good for our employees but, you know, clients want to know what does it mean for them and how do we ensure to them that we are doing our job on behalf of them to the highest level of fiduciary standards that we can.

                      And I think now sitting here on the 18th of July, you know, more and more of our clients are realizing that just like our integration with (State Street Research) and the successful integration of that platform into BlackRock, you know, at the five month point in time since we signed our contract which was February 15, you know, we've come a long ways in terms of proving to our client base, our consultants, our near clients, our potentially new clients that business is as usual.

                      Our fiduciary standards have not deviated. Our job in trying to produce alpha has in many cases exceeded the expectations of our clients and in most cases met their expectations and very very few instances that we have underrepresented our abilities to our clients. So that is probably the most important characteristic of the quarter in terms of forward momentum.

                      Let me go over some of the issues related to asset growth and the lack of asset growth in the second quarter. As Steve mentioned and our press release said we had $4.8 billion of outflows with a few very large-scale clients. One of them was an asset reallocation into a different product.

                      Another client, one of our largest clients just determined that we had a too large of their portfolio and their Board determined there were some concentration issues. And so therefore they reallocated away from BlackRock. This has happened in the past. There are other quarters where we've seen instances of that and so this is unusual but not totally unusual. But in terms of flows, we continue to see exceptional opportunity in flows internationally.

                      We had $1.2 billion of wins in the second quarter, which is a little lower than it was. And I think some of the second quarter represented, I think, surprise in the marketplace with the Fed facts of rates and the Fed fact of equities. And we saw, you know, a - somewhat of a capitulation on a global basis of clients saying what should I do. And I'm not forecasting that the market is going to be bright and happy going forward between now and the year-end but I do believe clients are now recalibrating their views of the world that they are now forecasting probably greater volatility in both debt and equity markets.

                      And we're starting to see a turnaround in terms of momentum of RFPs and interests on a global basis. But - so as I think it's a combination of just a recalibration from our clients in terms of market conditions and then we have these few changes of strategy and concentration issues that really set the tone for the second quarter.

                      And then third, you know, a pause at the beginning of the quarter due to the MLIM transaction and the uncertainty. So I'm not here to tell you that we're going to - we solved all our clients' issues yet. We still have essentially 2-1/2 months left to closure and our clients are going to be anxious to see that we continue to act as a fiduciary first and making sure that we're looking out for their interest on top of all the issues related to integration.

                      Some of the highlights of the second quarter was liquidity. I think it's important to note, you know, we built up our liquidity platform. We expected to see asset growth and we have seen asset growth.

                      Our average assets in the second quarter went from an average of about $77 billion of average assets to about $87 billion of average assets, a significant increase. This is one coupled with obviously large corporate cash holdings so I don't think it's just all BlackRock's gains. The industry has gained more assets because of larger cash holdings by corporations.

                      And we will see that fall if we continue to see very large M&A activity, so I don't want to say this is a - we should look at this as a permanent feature in the liquidity market. On the other hand I do believe we see more and more clients are comfortable earning 5ish percent, 5 plus percent in their cash with all of the global uncertainty, so you have - so we're a beneficiary of the liquidity assets.

                      Equities we're starting to see a real turn around. As you know from (State Street) we had some real outflows from (Aurora). We had other outflows as we try to consolidate the equity platform from (State Street). We had $877 million of net inflows which offset, excuse me, $733 million of net inflows which offset market performance in equities. And we still continue to see very large momentum in terms of the RFPs.

                      And then solutions, we had a real milestone in the second quarter and we did note that. We now have 100 ongoing clients in the solution platform. We have never seen a stronger pipeline. We are working on one or two extremely large and extremely visible mandates that we believe we are going to hear some time in the latter part of the third quarter that we, you know, that could be really transformational in terms of solutions and our momentum going into '07. This on top of the tremendous tremendous work our technology group needs to do in the MLIM integration which I'll talk about.

                      And then in alternatives, more and more clients are and this is not unusual information, but more and more clients are looking to add more and more alternatives to their business mix. More and more clients are widening their alternative business mix to as much as 20% of their asset base, in some cases even as much as 30%. Having a $27 billion platform even combined with MLIM about a $40 odd billion alternative platform, I would say to all of us it's just too small. We need to get larger in this as our clients are looking for us to provide them with products. This is in real estate. This is in equity products, and this is in fixed income products and its going to be an (Alpha Transport) product which we are going to really build out over the next few years.

                      So overall business is strong, business performance was very strong, very gratifying and obviously some unusual circumstances for what I would call only modest asset growth certainly below trend line but with our pipeline that we mentioned in terms of our business going forward of over $12 billion (a wins) of that funded and non-funded into the third quarter. You know, we're starting to see a more robust pipeline and now we're involved with over 500
                      (RFP)s.

                      Let me go over integration issues. Steve discussed some of them. I know this is a big issue on a lot of our clients minds certainly a lot of our employees minds.

                      We have come a long ways in terms of integration. We are on schedule in some categories we're ahead of schedule. We have determined basically across all the business platforms the employees who will be on board and the employees who will not be board.

                      We have identified all our teams in portfolio management and equities, alternatives, and fixed income. Our teams are talking together already, they're working together as best as we can until we actually close so we are communicating.

                      We are aggressively working towards the integration of our technology platform. As you BlackRock Solutions makes a business of technology integration in investment firms.

                      As you know as we discussed this in many earnings announcements that integration platforms take as much as two years to complete. Well this is one of the biggest integrations that our solutions platform needs to do and we are among the meanest clients of theirs and therefore we have higher expectations.

                      And I would say very clearly we are right on track. It is our hope that 100% and it may only be 95% of our fixed income platform will be fully integrated at or around closing.

                      It is hoped by year end most of our domestic equity platform will be integrated and it will take a good, you know, a good part of '07 to get the entire firm fully integrated and that's very - that's actually a more truncated or concentrated time frame that we would do for any one of our clients.

                      So as I said earlier the solutions team is witnessing some enormous growth opportunities and a couple of very large mandates on top of integrating BlackRock into one unified platform.

                      And this is going to be a very important component for us because I do believe one of the transformational differences between BlackRock and many of our peers is being integrated into one investment platform, one information platform.

                      It is through this technology platform that we will be able to create this one shared culture, this one shared platform so we can communicate from Taiwan to London, London to New York, New York to Floren Park and on and on and on to our different platforms so we could have a better investment process and we can have better information for our overall clients.

                      Having this shared platform is vital for BlackRock and is vital for how we deal with our clients and I believe we will achieve those objectives. We are very excited about our new team and new partners, more excited today than we were five months ago when we signed the contract.

                      We believe we have more opportunities with the new BlackRock than we've ever believed we could five months ago and a point of reference the two firms now has over a trillion 46 billion dollars in assets. I'm going to have to start learning to use the trillion word instead of the billion word.

                      The combined organizations in the first six months raised close to $55 billion in net new assets. The new BlackRock will be just as strong on a global retail platform as it is in a global institutional platform.

                      I'm very pleased to say that our new partners in Europe are one of the top three retail platforms in all of continental Europe and the UK and they've exhibited huge market share gains in the first six months this year.

                      Having the opportunity to have the BlackRock products are our platform in Europe will only enhance our platform in Europe. Having the strong relationship between what BlackRock brings and what (MLIM) brings into our relationship with Merrill Lynch and its global private client group is going to be very powerful.

                      In addition, because of our strength with third party distributors, being UBS and Morgan Stanley and Citi and Wachovia and A.G. Edwards and on and on and on, I believe we'll have great opportunities to branch out and build out the BlackRock platform.

                      We are working right now with many outside consultants. This is some of the expenses in the second quarter and we'll have them the third quarter in helping us roll out a whole new platform starting in October.

                      We expect to be launching a very significant global ad campaign on the merits of the new BlackRock and the opportunities we have to really build out the franchise name domestically the entire platform and it will be under the BlackRock name.

                      And internationally on the retail side we will be using the BlackRock Merrill Lynch Investment Management name for a period of time until we believe we could wean off the
                      (MLIM) name in continental Europe and that's principally on the retail side because of its strength as I suggested being one of the top three mutual funds providers.

                      We expect going forward that we will have a operating committees, management committee, managing director committees as having be unified with our teams.

                      We've come a long way in terms of building out and working on towards these integrations of people, of culture, of products, and I feel very strongly that we have what it takes to be a world class investment firm in the future.

                      So overall we're on track, some areas we're further along than we expected to be. Our synergies are on track that we suggested when we announced the transaction.

                      Our cost take outs are as expected. We're on track and we're extremely excited about the revenue and growth opportunities together not just in the retail side but institutionally on a global basis. Not just in the fixed income side but on equity side also.

                      We'll be a much more balanced organization with products across all different categories. We need to continue to fill out some of our product mix as I suggested in alternatives, but I believe we have what it takes to make it work.

                      And last I would just want to say again we would not be where we are today if it wasn't for the fine work from all the team leaders at MLIM with (Bob Dahl) and (Robby Fairburn) at BlackRock with (Ralph Salestein) and (Sue) Wagner and (Rob Capeto) really.

                      And then with our finance team, our HR team, and then all the business leaders in terms of getting our client service team unified, getting our portfolio management teams in both equities and fixed income together and OPS and Admin, Legal, all the business units are working very well together.

                      And the excitement that I see that our management team sees is pretty convincing that, you know, we're going to have a lot of momentum into '07. With that let me open it up for questions.

Operator:             At this time I would like to remind everyone in order to
                      ask a question please press star then the number 1 on your telephone keypad. We will pause for just a moment to compile the Q and A roster.

                      Once again that is star 1 to ask a question. Your first question comes from the line of Chris Spahr with Prudential.

Laurence Fink:        Hey Chris.

Chris Spahr:          Good morning. I just want to confirm the closing date for
                      the merger. It looks like you're saying October 1?

Laurence Fink:        Well October 1 is a Sunday so yeah...

Chris Spahr:          Okay...

Laurence Fink:        We believe we're going to close October 2.

Chris Spahr:          Okay and then the timing of the cost savings it looks like you increased that number at least for the first year then you kind of say its in 2007. Should we see any cost savings in the fourth quarter this year or is it pretty much going to be a 2007 story.

Steven Buller:        This is Steve you will see cost savings in 2007 a large or at fourth quarter. A large portion of the synergies we have right now are related to head count and those have been realized and through today in fact and will be realized as of closing.

                      As I mentioned before we're going to have some other non-recurring cost that will be with respect to integration expenses that will be occurring in third quarter, fourth quarter and throughout 2007 that, you know, (Larry) also referred to.

                      Some of those are capitalizable for technology others are just pure consulting and other expenses.

Laurence Fink:        But we will have synergies...

Steven Buller:        But the synergies stand alone and you will have that run
                      rate of $70 to $85 million you referred to. In the beginning I think probably pretty much all on October 1.

Laurence Fink:        And a lot of synergy Chris will occur as we integrate all
                      our technology platform and that'll occur throughout '07.

Chris Spahr:          And I guess since it's changed a little bit these
                      synergies are coming a little sooner than maybe you initially talked about a few months ago. Should we also be thinking that maybe the total expense synergies might be higher than the $140 million?

Laurence Fink:        You know, I think it'd probably in the 140 range still to
                      be honest. You know, when we had our investor presentation on February 15 we were doing a, you know, a broad based estimate at that point in time and I think that's kind of mid point because we didn't know when they would begin but we actually have achieved, I think, that first level at an earlier stage than we thought we would have. But I think
                      140 probably is a reasonable expectation for the next phase.

Chris Spahr:          Okay. And then finally regarding the time period for
                      (LTIP) program the new one I guess that will start I guess
                      I'm assuming that will be starting next year not the fourth quarter?

Laurence Fink:        Yes.

Chris Spahr:          And that is - did you say that wouldn't be for five years
                      or?

Laurence Fink:        Our expectation is that will be for a five year period.

Chris Spahr:          Okay all right thank you very much.

Laurence Fink:        Yes.

Operator:             Your next question comes from the line of Marc Irizarry
                      with Goldman Sachs.

Marc Irizarry:        Oh great thanks.

Laurence Fink:        Hi Marc.

Marc Irizarry:        How are you guys?

Laurence Fink:        Good.

Marc Irizarry:        I guess, you know, my first question is on the expected
                      revenue synergy. I mean you talk a lot about the cost side, but (Larry) maybe you can give a little color in terms of the, you know, the revenue synergies as you see them now relative to, you know, what they were at the on set of the deal and I know you haven't given specifics but maybe just some color there.

Laurence Fink:        Well, you know, I think its - the opportunities we have in integrating the BlackRock product mix into the MLIM Mutual
                      Fund Platform in Europe and plus, you know, to the extent that we knew about what the MLIM platform was in Europe and five months ago we know it even better today.

                      It is a really strong platform in Europe to help us really expand our products and our distribution channels. It is one of the key platforms in all of Europe. We spent a great deal of time as I suggested working with the other Wall Street organizations and distribution organizations in terms of rolling out the new BlackRock product mix.

                      So on the retail side both globally and domestically we have huge opportunities for growth. Institutionally we've already, because of the strength of the relationship of BlackRock in one Middle East account, we were able to actually bring in new business into a (MLIM) product.

                      So we're starting to actually cross-sell and emphasize all the products we have institutionally on a global basis. So we have huge opportunities on a retail side together and then on the other side having the (MLIM) products to start selling through our institutional channels on a global basis really excites us and excites our client team to really start promoting more products.

                      The other area that we have and, you know, I can't say enough the opportunities we have in all alternatives in one area like real estate, you know, we've had since our acquisition of our real estate platform from State Street which at that time was about $6 billion combined real estate equity platform is closer to ($13 billion) today and, you know, I see that continue to grow and growing at a very rapid pace.

                      So we have just, you know, we're very excited about all these growth opportunities, and I think, you know, even in the first six months the $50 odd billion in growth combined exhibits the potential that we have together.

Marc Irizarry:        Got you. And as far as concentration issues and capacity
                      issues?

Laurence Fink:        Yeah we'll have that. I mean, you know, we always budgeted that, you know, we're going to have some capacity, we're going to have concentration issues with some clients and, you know, they're going to have to reallocate from BlackRock or (MLIM) or the new BlackRock and, you know, that's just a course of business and, you know, our - but, you know, our hope is with the majority of clients we don't have concentration issues and we're going to be able to expand our product mix to our various clients.

Marc Irizarry:        Got you. And then Steve if we just look at the G&A line
                      item and if you take out the $12.5 million in you know in MLIM related costs you still you know you de-leverage
                      G&A, you know when should you expect to leverage your G&A you know, is it in the middle of '07? Is it in the back half of '07 or are those costs you know consulting, etc.?
                      Are those expected to you know just remain with you throughout the entire year or should you expect to see some leverage generated there? Thanks.

Steven Buller:        I think you're going to see as I said before, very strong
                      G&A integration costs in the third quarter tailing down the fourth quarter and then a smaller proportion throughout 2007 trailing down. By the end of 2007 they should be pretty much I would think pretty much gone.

Marc Irizarry:        So you should, you should generate some operating leverage there in the back half of '07?

Steven Buller:        We should.

Marc Irizarry:        Yes.

Steven Buller:        Don't forget we have a lot of technology that's still
                      going to have to be you know put in place in the first part of 2007 but then we'll see some significant leverage in G&A and in technology.

Marc Irizarry:        Okay, great. Thanks.

Operator:             Your next question comes from the line of Bill Katz with
                      Buckingham Research Group.

Laurence Fink:        Hi Bill.

Bill Katz:            Hi guys. Thanks very much. A couple of questions - just
                      going back to the guidance for next year, just trying to understand the range of expectations on performance fees.
                      They seem to be pretty wide if you will.

Laurence Fink:        Yeah.

Bill Katz:            And if you take what you said earlier Steve in terms of
                      sort of what you normalized run rates are you're still hovering around a $70 million per quarter number which is 280 annualized. And I know it's difficult to annualize performance fees but it does seem like even run rate numbers, your guidance is far lower than what you're sort of running at right now. Is there something we should be should be thinking about that would result in a down step, particularly given MLIM has a pretty broad platform as well?

Laurence Fink:        Bill, I'm going to let Paul and Steve talk about that, but let me just say overall you know as you said it yourself, performance fees are hard, very hard to estimate and just like we historically have since we've gone public we try to be as conservative as possible without, you know, but we, obviously we have to set some targets and so you're right. I mean our running rate this year with MLIM and BlackRock is much higher. They were extraordinary performance fees because of extraordinary performance and it would be wrong of us to even assume that, you know, that every year we could do that.

Man: Yeah, I would also add Bill just so you know when we were kind of looking at the forecast, you have two big factors hitting us this year that if we try to sit here and say that they were going to recur every year I think would be very, very speculative. One, you had a $100 million plus real estate performance fee that was coming from an eight year contract that certainly, that was eight years of performance that delivered that $100 million. It wasn't an annual number.

                      And then second, we have just seen a tremendous amount of return in the energy sectors that which you've seen over the last couple of periods. To say that you would automatically carry that forward on a forward forecast basis would also be just a little bit too high. So what we've tried to do is say well take away a run time real estate piece that covered eight years, look at energy at a little bit more of a reasonable basis and then look at the core business and say what kind of range are we looking at? And that's what you really have.

Steven Buller:        Bill when you look at performance fees over the longer
                      period of time too I mean we right now, we're at about
                      $184 million in year to date performance fees compared to $168 million for all of last year. So you know we obviously are running ahead of you know kind of a normalized level. But to put it in perspective I mean you know our goal had been, our commitment had been to develop a broad based platform of alternative products to complement you know the bottom line.

                      When you compare back to 2004 we were at $41 million in contribution in all of 2004 so the strategy has worked very well, but it does provide for you know a broad range of variability and that's why we chose to choose you know a range here of possible performance fees.

Bill Katz:            Okay, second question is on flow. I was just wondering if
                      you could give a little bit more detail on the new business in terms of maybe (Larry's), when I read the $4 billion of outflows I still got a little worried about rotation risk more broadly so I wondered if you could answer that question and then a little more detail of where the $12-1/2 billion is away from the cash management.

Laurence Fink:        Well I don't think the $4.8 billion of outflows was, is
                      any indication of forward momentum. A good part of the $12 billion you mentioned, some of it's cash management, a good part of it is in a very high yielding, high fee paying products we won since quarter end three, high yield mandates. We won a number of very strong equity mandates and some large good paying fee fixed income products.

                      So you know so we're seeing, we're seeing, you know, rotation, actually from some many core types of fixed income products into the more absolute value types of products, as I said more of the high yield products, more different types of equity products and then, we're continuing to see more business growth in our alternative space.

                      So you add those together plus with just our, the growth of global assets you know business is picking up nicely Bill.

Bill Katz:            Okay, I just have a final question, actually two final
                      questions, if that's possible. The (L Tip) step up I guess was about 25 cents round numbers this year going to 35 to 45 cents. Is the step up just due to the fact that the organization is larger or are you having to pay out higher incentives to keep your management team in tact due to potential recruitment issues?

Laurence Fink:        Mostly it's larger. And it's, you know, we have not even
                      discussed this with our employee base yet. That's going to be rolling out in the next few weeks. But it's broad based and many more employees and without getting into details yet because we have not discussed this with our employees yet, it's as Steve suggested, it's a five year plan again.
                      Predominantly funded by Merrill Lynch and PNC.

Man: We had a as you'll recall Bill a 4,000 - 4 million shares that were given to us in the first plan and the large portion of that is being carried over to the second plan.

Man:                  But we won't know that until year end.

Man:                  And being used to partially fund that obligation.

Bill Katz:            Right.

Man: Bill don't overlook one piece of that too which we tried to say in the, our guidance. When we did our original transaction expectation we were looking for a lot more up front one time retention based payment that we were looking at in the MLIM side. What we've actually been able to do is put together some very long term arrangements with MLIM. It has the implication of taking a one time charge away and extending expense out into the future and I recognize some people saw that but I actually think a much more positive end result for the business because what we really do is we have a lot of people in MLIM that we're very confident is going to stay as part of the business.

Bill Katz:            Okay, and then final question, I know I asked this last
                      quarter and I know you had another 90 days to study this.
                      You know so if your range is right your free cash flow is going to be something in the ballpark of about a billion dollars a year so you recognize stepped up advertising and build that new product. But are there any other uses for free cash flow at this point in time beyond just sort of reinvestment in the business?

Man: At the moment that's what we're, we're focusing on. Your point is well taken. We are aware of that issue and we're focusing on integration at this moment and making sure it's done and making sure that we do have that free cash flow or hopefully more. And but that is something that will be on our minds probably in the fourth quarter.

                      You know, we have not discussed what we are going to do with our board. I think I suggested you know the board will always look at dividend policy, the board will look at all the different issues surrounding what the needs of the company. I did also suggest, you know I do believe there will be M&A opportunities on the investment technology side.

                      You know we're always interested in the really continue to build out the solution platform and so, you know, so that's what we're going to be looking at and we will continue to look at it.

Bill Katz:            Okay, thank you.

Operator:             Once again ladies and gentlemen if you would like to ask a question please press star then the number 1 on your telephone keypad. We will pause again to compile the Q&A roster. Again that is star 1 if you would like to ask a question at this time. Your next question is a follow up from the line of Chris Spahr with Prudential.

Chris Spahr:          Hi guys, one quick question. What is the amount of AUMs to non-US clients at quarter end?

Man:                  I'm sorry what was the question again?

Chris Spahr:          What is the, you gave the amount of flows but what is
                      non-US client AUM at quarter end?

Man:                  $114 billion in non-US clients.

Chris Spahr:          Thank you.

Man: I think that's it. Thank you very much. Everybody have a very good quarter. I'm sorry, Operator is there another call?

Operator:             I believe so. Just one moment sir. We have a follow up
                      question from Bill Katz from (Buckingham Research).

Bill Katz:            I'll take advantage of the lack of interest (Larry). Just
                      (unintelligible) one more line item. You know MLIM just published out a 38% pre-tax margin in the quarter.
                      Your margin was about 36% so the (unintelligible) line is slightly above industry average. Is $70 million to $85 million of cost saves too high? Are you eating into the bone or the muscle of the company in any way? Or is this just a function of duplicate practices?

Man: Yeah. A lot of it is, keep in mind a lot of it will be in the integration, the technology platform. I mean there are many different operating platforms at MLIM that we're going to be simplifying quite a bit of that once we're fully integrated on the solution platform.

                      So the answer is we don't think so and I think we just, we actually did a pretty good job of budgeting, you know where the, you know where is the opportunities in terms of cost saves and where the opportunity is to build. I can promise you we're just as conscientious about making sure that reinvesting for the future and that is terms of you know the build out of teams in Asia, that is in terms of building our products here and making sure that we have the proper distribution channels open and staffed as we roll out the new firm.

Bill Katz:            Okay, thanks guys.

Operator:             We have a final opportunity for questions at this time.
                      Please press star 1 if you have a question. Your next question comes from Roger Smith with Fox Pitt, Kolten.

Man:                  Hi Roger.

Roger Smith:          Hey, how are you doing? Thanks. I just wanted to go back
                      to the performance fees again and in the quarter there were $70 million and you talked a little bit about energy and I just wanted to know was that primarily what was driving the performance fees this quarter and was it more in the fixed income product or just to try and get a better sense on that?

Man: Yeah, the answer is yes. The performance fees in this quarter were primarily driven by energy.

Roger Smith:          Okay, and then in the guidance of the $100 million to $250 million, could you give us a split? I know you said
                      Merrill Lynch does have a net alternative platform but where would that split be in that guidance number?

Man: Yeah, I don't think we're prepared to give that type of granularity yet but we will probably as we roll out in the fourth quarter help. I can tell you they have you know also energy products and they do have natural resource products. So there are, they have some very strong well received products there. They do have some CDOs and other products like that. They are in real estate. They have a very successful private equity fund of funds product.

                      So there are areas that will be very complimentary to our suite of alternative products and hopefully they're very complimentary in terms of our revenue stream.

Roger Smith:          Great. Thanks very much.

Operator:             At this time there are no further questions. Gentlemen,
                      are there any closing remarks?

Man: No, I would just say thank you and once again to all the employees who have worked so many long, extra hours. We apologize for the hard work but I believe for everyone we are building a much better organization. I do believe we have a chance of being a true leader in the investment management business on a global basis and I think we will be differentiated in the future because of this and I do believe we are setting the tone for our organization that is differentiated among our peers.

                      Thank you very much.

Operator:             This concludes today's BlackRock Incorporated second
                      quarter 2006 earnings teleconference. You may now disconnect.


                                       END

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